# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Waystar Holding Corp., CIK 0001990354
CUSIP: 946784105
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 1550 Digital Drive, #300, Lehi, Utah (UT), 84043
Date of event which requires filing of this statement: 10/01/2025
Filed by CIK 0001034196
Persons authorized to receive notices and communications: Amanda McGrady Morrison, Advent International, L.P., Prudential Tower, 800 Boylston Street, Boston, Massachusetts (MA), 02199-8069, 617-951-0555

## Reporting persons
- ADVENT INTERNATIONAL, L.P. (CIK 0001034196): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 11,059,899; sole dispositive power 0; shared dispositive power 11,059,899; aggregate amount beneficially owned 11,059,899 (5.8% of the class)
  Comment: The percent of class is calculated based on 174,146,070 shares of Common Stock outstanding as of September 11, 2025, as reported by the Issuer in its Prospectus 424B4 ("Prospectus") filed with the Securities and Exchange Commission ("SEC") on September 11, 2025, as such amount is increased by the 16,639,920 shares of Common Stock issued in connection with closing of the Merger (as defined in Item 3).
- Advent International GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 11,059,899; sole dispositive power 0; shared dispositive power 11,059,899; aggregate amount beneficially owned 11,059,899 (5.8% of the class)
  Comment: The percent of class is calculated based on 174,146,070 shares of Common Stock outstanding as of September 11, 2025, as reported by the Issuer in its Prospectus filed with the SEC on September 11, 2025, as such amount is increased by the 16,639,920 shares of Common Stock issued in connection with closing of the Merger.
- AIO Holdings L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 11,059,899; sole dispositive power 0; shared dispositive power 11,059,899; aggregate amount beneficially owned 11,059,899 (5.8% of the class)
  Comment: The percent of class is calculated based on 174,146,070 shares of Common Stock outstanding as of September 11, 2025, as reported by the Issuer in its Prospectus filed with the SEC on September 11, 2025, as such amount is increased by the 16,639,920 shares of Common Stock issued in connection with closing of the Merger.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: Waystar Holding Corp.
Address of issuer's principal executive offices: 1550 Digital Drive, #300, Lehi, Utah (UT), 84043

## Item 2. Identity and Background
Name of person filing:
This statement on Schedule 13D ("Schedule 13D") is filed by the entities listed below, all of whom together are referred to herein as the "Reporting Persons":

(i) Advent International, L.P. (f/k/a Advent International Corporation) a Delaware limited partnership ("Advent LP")
(ii) Advent International GP, LLC, a Delaware limited liability company ("Advent GP LLC")
(iii) AIO Holdings L.P. a Delaware limited partnership ("AIO")
Residence or business address: The principal business address of each of the Reporting Persons is c/o Advent International, L.P., Prudential Tower, 800 Boylston Street, Suite 3300 Boston, MA 02199-8069.
Present principal occupation or employment: The principal business of the Reporting Persons is to hold, and/or serve as an advisor with respect to, global equity investments.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the persons listed on Exhibit 99.1 attached hereto have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the persons listed on Exhibit 99.1 attached hereto have been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The name, citizenship, business address, principal business occupation or employment of Advent LP are set forth in Exhibit 99.1 attached hereto.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Merger Agreement

On July 23, 2025, the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement") by and among the Issuer, Morton Merger Sub 1, Inc., a Delaware corporation and a wholly-owned subsidiary of the Company ("Reverse Merger Sub"), Isotope Holding, LLC, a Delaware limited liability company and a wholly-owned subsidiary of the Issuer ("Forward Merger Sub"), Iodine Software Holdings, Inc. ("Iodine"), Iodine Software Parent, LLC ("Parent") and Shareholder Representative Services LLC, as the equityholder representative, pursuant to which the Issuer will acquire Iodine through a sequence of mergers with Reverse Merger Sub and Forward Merger Sub, with Forward Merger Sub as the surviving company of such mergers (the "Merger"). The Merger was unanimously approved by each of the board of directors of the Issuer (the "Board") and the board of directors of Iodine and was also approved by Parent, its sole equityholder as of July 23, 2025. The consideration paid by the Issuer was comprised of approximately $458,598,270 in cash consideration and an aggregate of 16,639,920 shares of Common Stock issued to certain equityholders of Parent. On October 1, 2025 (the "Closing Date"), the Issuer announced the closing of the Merger.

The foregoing description of the Merger Agreement is qualified by reference to such agreement, which is attached hereto as Exhibit 99.2 and incorporated by reference herein.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons hold the reported securities for investment purposes, but intend to review their investment in the Issuer on an ongoing basis and may seek to increase or decrease their position in the Issuer by purchasing additional Common Stock and/or other equity, debt, notes or other financial instruments related to the Issuer (including, for this purpose, any rights or securities exercisable or convertible into securities of the Issuer) or by selling or otherwise disposing of some or all of the reported Common Stock, other equity, debts, notes or other financial instruments (which dispositions may include distributions of some or all of such securities to such Reporting Person's respective members, stockholders, partners or beneficiaries, as applicable, transferring Issuer securities to affiliated transferees, or the entry into a total return swap, asset swap or repurchase transactions) from time to time, in each case, in open market or private transactions, block sales or otherwise. The Reporting Persons may also engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.

Any such transactions that any of the Reporting Persons or their affiliates may pursue may be made at any time and from time to time without prior notice and will depend on a variety of factors, including, without limitation, the price and availability of the Issuer's securities or other financial instruments; an ongoing evaluation of the Issuer's business, financial condition, operations and prospects; general industry and economic conditions; the securities markets in general; tax considerations; the Reporting Persons' or such affiliates' trading and investment strategies, other investment and business opportunities, applicable legal and/or contractual restrictions and liquidity requirements; and other factors deemed relevant by such Reporting Persons and such affiliates.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information set forth in rows (11) and (13) of the cover pages of this Schedule 13D is incorporated by reference into this Item 5(a).

The reported securities are directly held by AIO, which represents approximately 5.8% of the outstanding Common Stock based on 174,146,070 shares of Common Stock outstanding as of September 11, 2025, as reported by the Issuer in its Prospectus filed with the SEC on September 11, 2025, as such amount is increased by the 16,639,920 shares of Common Stock issued in connection with closing of the Merger.

Advent LP is the general partner of AIO and Advent GP LLC is the general partner of Advent LP. Each of Advent LP and Advent GP LLC may be deemed to have voting and dispositive power over the shares directly held by AIO.

Pursuant to Rule 13d-4 of the Act, the Reporting Persons declare that filing this statement shall not be construed as an admission that any of the Reporting Persons are, for the purposes of Section 13(d) and/or Section 13(g) of the Act, the beneficial owner of any securities covered by this Schedule 13D, and such beneficial ownership is expressly disclaimed by the Reporting Persons.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in rows (7) through (10) of the cover pages and Item 5(a) of this Schedule 13D is incorporated by reference into this Item 5(b).
Transactions in the class effected during the past sixty days: Except as set forth in Item 3 of this Schedule 13D, the Reporting Persons have not effected any transactions in Common Stock within last 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Stockholder and Lock-Up Agreements

In connection with entry into the Merger Agreement, on July 23, 2025, the Issuer entered into a Stockholder and Lockup Agreement (the "Stockholder and Lockup Agreement"), effective upon the Closing Date, with certain affiliates of Advent LP, the chief executive officer of Iodine (the "Iodine CEO"), and certain other equityholders of Parent which includes, among other things, (i) restricting the transfer of the Common Stock to be received by them in connection with the Merger for a period of 18 months after the Closing Date for Advent LP and the Iodine CEO and (ii) that on the terms and subject to the conditions set forth in the Stockholder and Lockup Agreement, from and after the Closing Date, Advent LP will be entitled to nominate a director to be appointed to the Board until such time as Advent LP and their permitted transferees no longer beneficially own at least 5% of the then-outstanding shares of Common Stock. On the Closing Date, the Issuer amended its stockholders agreement to increase the size of the Board from twelve (12) directors to thirteen (13) directors and appointed Lauren Young pursuant to Advent LP's nomination right (such amendment, the "Existing Stockholders Agreement Amendment").

Joinder to Registration Rights Agreement

In connection with entry into the Merger Agreement, on July 23, 2025, the Issuer entered into a Joinder Agreement to the Amended and Restated Registration Rights Agreement, dated as of June 10, 2024 (the "Joinder Agreement"), with Advent LP, which provides for, among other things, that 18 months after the Closing Date, (i) the right to initiate up to two short-form demand registrations and/or shelf take-downs, (ii) certain piggyback registration rights of Advent as a holder thereunder and (iii) an obligation of the Issuer, upon the request of Advent, to amend its existing shelf registration statement to include shares of Common Stock received by Advent LP in the Merger.

The foregoing descriptions of the Stockholder and Lockup Agreement, Existing Stockholders Agreement Amendment, and Joinder Agreement are qualified by reference to such agreements, which are attached hereto as Exhibits 99.3, 99.4 and 99.5, respectively, and incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 24 Joint Filing Agreement, dated as of October 3, 2025, by and among the Reporting Persons.

Exhibit 99.1 Directors and Executive Officers of the Reporting Persons

Exhibit 99.2 Agreement and Plan of Merger, dated as of July 23, 2025, by and among Waystar Holding Corp., Morton Merger Sub 1, Inc., Isotope Holding, LLC, Iodine Software Holdings, Inc., Iodine Software Parent, LLC and Shareholder Representative Services LLC, as the equityholder representative (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Waystar Holding Corp. on July 23, 2025).

Exhibit 99.3 Stockholder and Lockup Agreement among Waystar Holding Corp., AIO Holdings LP, William Chan and the other parties named therein, dated as of July 23, 2025 (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Waystar Holding Corp. on July 23, 2025).

Exhibit 99.4 Amendment No. 2 to the Stockholders Agreement among Waystar Holding Corp. and the other parties named therein, dated as of July 23, 2025 (incorporated by reference to Exhibit 10.2 to the Form 8-K filed by Waystar Holding Corp. on July 23, 2025).

Exhibit 99.5 Joinder Agreement to Amended and Restated Registration Rights Agreement, dated as of July 23, 2025 (incorporated by reference to Exhibit 10.3 to the Form 8-K filed by Waystar Holding Corp. on July 23, 2025).

## Signatures
- ADVENT INTERNATIONAL, L.P.: /s/ Neil Crawford, Neil Crawford / Vice President of Finance (10/03/2025)
- Advent International GP, LLC: /s/ Neil Crawford, Neil Crawford / Vice President of Finance (10/03/2025)
- AIO Holdings L.P.: /s/ Neil Crawford, Neil Crawford / Treasurer and Secretary (10/03/2025)
Comment: Advent International, L.P., By: Advent International GP, LLC, its General Partner. AIO Holdings, L.P., By: Advent International, L.P., its General Partner, By: Advent International GP, LLC, its General Partner.